
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 5, 2007

Mr. Victor Tong
President
PacificNet, Inc.
23/F, Tower A, Timecourt
No. 6 Shugang Xili
Chaoyang District
Beijing, China 100028

> **RE: PacificNet, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed May 11, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007 and June 30, 2007**
> **File No. 000-24985**

Dear Mr. Tong:

    We have reviewed your supplemental response letter dated August 16, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated August 3, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the Fiscal Year Ended December 31, 2006

Convertible Debentures, page F-12

1.   We note your response to comment 7. We continue to believe that because any adjustment to the conversion price under Section 5 of the convertible debenture agreement is within the company's control, the provision does not result in the debentures being convertible into an indeterminate number of shares. Further, based on paragraphs 1 and 8 of FSP EITF 00-19-2, we believe the registration rights agreement should be separately measured and recognized in accordance with SFAS 5. Please revise or advise us in detail.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

10. Other Current Assets, page 18

2.   We note that at June 30, 2007 almost 19% of total assets are loans to employees. Please provide detailed disclosure of the nature and terms of these loans. In this regard, we note that these loans have been classified as current, please disclose the payment terms and tell us the amount of cash you have collected to date. Also explain to us your consideration of the guidance in SAB Topics 4:E and 4:G when concluding that it was appropriate to report the loans as current assets.

12. Net Assets Held for Disposition, page 19

3.   We note that the vast majority of assets held for disposition at your last balance sheet date were sold during the quarter. Based on the statement of cash flows, it doesn't appear that a significant amount of cash was collected, however it is unclear where receivables related to the dispositions are reflected in your balance sheet. Please clarify for us how these dispositions are reflected in your June 30, 2007 financial statements. Also, explain to us your consideration of the guidance in SAB Topic 5:E.

4.   With respect to each asset sale described in Note 12, disclose if you recognized a gain or loss on the sale and, if applicable, where you reported it in your income statement. If you recognized any gains on the asset sales, explain to us your basis for doing so in view of the guidance in SAB Topic 5:U.

Item 4. Controls and Procedures, page 33

5.   We note your response to comment 9. The controls and procedures disclosure in your recent Form 10-Q does not appear to provide a clear effectiveness conclusion as of the end of the period covered by the report. Please revise your disclosure to comply with Item 3-07 of Regulation S-K.

*   *   *   *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director

cc: Tara Wright, Loeb & Loeb LLP
         Via Facsimile: (212) 859-7354